Fifth Era Acquisition Corp I

PO Box 1093 Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

VIA EDGAR

January 31, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Kellie Kim

Shannon Menjivar

Catherine De Lorenzo

Mary Beth Breslin

Fifth Era Acquisition Corp I
Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted November 8, 2024
CIK No. 0002025401

Ladies and Gentlemen:

Fifth Era Acquisition Corp 1 (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 18, 2024, regarding Amendment No. 3 to Draft Registration Statement on Form S-1 filed with the Commission on November 8, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted November 8, 2024

Cover Page

1.	Please describe on the cover page and in the summary the anti-dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates and promoters in connection with any change in the size of the offering to maintain the number of founder shares at 20% upon the offering’s consummation. We note your disclosure on page 22 that you may increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act. Please disclose on the cover page and in narrative and tabular form on pages 11 and 12, whether and the extent to which, these securities issuances may result in a material dilution of the purchaser’s equity interests, as required by Items 1602(a)(3) and 1602(b)(6) of Regulation S-K

The Company acknowledges the Staff’s and notes that as the issuance of additional securities in order to maintain the founder shares at 20% will not cause dilution, as this increase would be proportional to the increase or decrease in the offering size pursuant to Rule 462(b) under the Securities Act.

Capitalization, page 107

2.	We note the over-allotment liability amount in the "As Adjusted" column. Please update the amount to be consistent with the disclosures on pages 48 and 105

The Company acknowledges the Staff’s comment and has amended its disclosure on page 103 of the Registration Statement.

***

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Fifth Era Acquisition Corp 1

/s/ Mitchell Mechigian
Mitchell Mechigian
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.